UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               Liquid Audio, Inc.
                               ------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                    (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                             and Communications)


                                October 15, 2001
                                ----------------
                      (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box:   |_|.

      Introduction. This amends and supplements the Schedule 13D dated September 28, 2001 (the "Schedule"), filed with the Securities and Exchange Commission by musicmaker.com, Inc. ("musicmaker"), Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership with respect to the common stock, $.001 par value (the "Common Stock"), of Liquid Audio, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 800 Chesapeake Drive, Redwood City, California 94063.


            Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

            On October 15, 2001, musicmaker sent a letter to Robert G. Flynn, Secretary of the Company, and Gerald W. Kearby, President and Chief Executive Officer of the Company, a copy of which is attached hereto as Exhibit 99.4, requesting the following:

1. That a special meeting of the stockholders be called for 12 PM, Eastern Standard Time, on November 27, 2001 to consider the following proposals:

      A. To elect Seymour Holtzman to fill the existing vacancy on the Company's Board of Directors (the "Board").

      B. To the extent permitted by law, to replace the two directors currently on the Board whose term expires in 2002 with the following persons nominated by musicmaker:

            (1)   James A. Mitarotonda, and

            (2)   Joseph R. Wright, Jr.

      C. To amend the Company's Restated Bylaws to authorize only stockholders to fill vacancies on the Board of Directors and newly created directorships resulting from any increase in the authorized number of directors.

2. That notice of the Special Meeting be promptly given to the Company's stockholders in accordance with the Company's Restated Bylaws.

3. That musicmaker be given the opportunity to inspect a complete list of the Company's stockholders.

            Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

            99.4. Notice to Secretary dated October 15, 2001 from musicmaker to Liquid Audio, Inc.

                                   SIGNATURES


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 18, 2001

                           MUSICMAKER.COM, INC.


                           By  /s/ James Mitarotonda
                               -----------------------------------------
                           Name:   James Mitarotonda
                           Title:  President and Chief Executive Officer



                           JEWELCOR MANAGEMENT, INC.



                           By  /s/ Seymour Holtzman
                               -----------------------------------------
                           Name:   Seymour Holtzman
                           Title:  Chairman and Chief Executive Officer



                           BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                           By: Barington Companies Investors, LLC,
                               its general partner

                           By  /s/ James Mitarotonda
                               -----------------------------------------
                           Name:   James Mitarotonda
                           Title:  Manager



                           RAMIUS SECURITIES, LLC

                           By: Ramius Capital Group, LLC, its
                               managing member


                           By  /s/ Peter A. Cohen
                               -----------------------------------------
                           Name:   Peter A. Cohen
                           Title:  Manager



                           DOMROSE SONS PARTNERSHIP


                           By  /s/ James Mitarotonda
                               -----------------------------------------
                           Name:   James Mitarotonda
                           Title:  Partner